Filed by Alberto-Culver Company

Pursuant to Rule 425 under the Securities Act of

1933 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:

Sally Holdings, Inc.

(Commission File No. 1-5050)

The following remarks, which were made at the Alberto-Culver Company annual meeting of stockholders held on January 26, 2006, were distributed to employees of Alberto-Culver Company.

Carol Bernick presentation

Alberto-Culver Company Annual Meeting

January 26, 2006

When I speak to employee groups in our company or to the community at large, there are three points I stress about Alberto-Culver:

•	The company is made up of two strong parts – Sally Beauty and Consumer Products – which necessarily — operate independently of one another. Because we deal with large product manufacturers in very different contexts — between our two companies – to Sally they are key vendors, to Consumer products they are competitors – we have always had to maintain a ‘church and state’ relationship between the two. As a result of each having to stand alone, it has always been critical that each business be strong and fully capable of operating independently.

•	The second key point that I make is that in each of those businesses, change is a constant. Sally has to be ahead of, and indeed, helps to define, trends in the professional beauty industry. For consumer products, we are just completing our 50th year and there has never been a time when we have not been reinventing the business: to make better use of our resources, to keep ahead of the competitive curve with new products, to stretch every dollar further and to bring additional value to our shareholders.

•	The third point simply is: we have brands and we have people. They are our key assets and our brands and our people are strong.

All of these points remain equally true as we go forward with the strategic split of our businesses and the merger of Sally with the Regis Corporation. You will hear more information about that transaction later during this meeting, but let me say this first. This agreement has been wrongly characterized as the sale of Sally. It is not. It is a true merger – a merger of boards, a merger of ideas, a merger of talents. When it is completed, Alberto-Culver shareholders will still be the holders of two strong, independent, growing businesses, will still benefit from the growth of each, and we will still benefit from the talents of the strong people we have always had, plus the strong people Regis will bring to the merger.

This is truly a transaction that will, in the long term, benefit both sides, and I hope by the end of this meeting, and as you review the information you will be receiving as part of the shareholder voting process, that you will both understand and be comfortable with this important change.

One of the issues that has been raised outside the company is how well prepared Consumer Products is to operate as a standalone company. Since this is the area where I spent most of my 30-year career and since I will continue in the role of Executive Chairman of the Board, let me speak to that briefly.

Perhaps to our disadvantage, we have never sought much publicity solely for the consumer products business. We have always been a brand-centered company and it was and remains more important for us to have magazines and television stories feature our brands like Alberto VO5, TRESemme, Mrs. Dash, St. Ives, Motions, Soft & Beautiful and, shortly, Nexxus. And, to be honest, some of us don’t much care for interviews and personal publicity.

But, as a result, you may not have heard enough to understand what a strong, competitive, innovative company we have in our consumer products business. Our success has been the result of approaching our challenges and relationships with our business partners and the needs and wishes of our consumers with fresh, innovative thinking. We have won – against enormous odds given our size – and continue to win through innovation and hard work.

For consumer products, this was a year of enormous and positive change. We purchased all the assets of the Nexxus Corporation, a well-known and well-respected line of salon products and are — starting this month — in the process of bringing some of their most popular products to retail shelves. Our trade partners – from the largest to the smallest – regard this as a highly significant, winning, new product initiative.

At the time of our annual meeting a year ago, our team had just launched our TRESemme brand in the UK. Throughout the year, it has always been one of the top five brands in the UK market and for a number of weeks has won the number one position and Alberto-Culver is one of the top three hair care companies in the UK. Interestingly, when our team prepared to launch TRESemme in Australia in mid-year, Procter & Gamble ran defensive ads aimed at TRESemme – a compliment I guess. TRESemme, which in the U.S. even after several years of substantial growth continues to be one of the fastest growing brands in its category, is an outstanding example of how we grow brands. In 1995, it was a $40-million brand with $6 million in advertising. Today, it is a $240 million brand with over $40 million in advertising – and we feel it is just entering its growth years.

To be sure Consumer Products would be competitive as a $1.4 billion company, we pushed our investment bankers to carefully benchmark Alberto-Culver as a standalone versus other companies in our category and in other consumer categories. In our category, we will be comparable or bigger than such strong players as Church & Dwight, Playtex and Revlon. We are also about the same size as companies such as Coach, Smucker’s, Adobe, Wyndham Hotels, Seibel and M-G-M Studios — all well-known, competitive names in their categories.

In a few moments, Howard will take you through the company’s results for 2005. But to put the strength of our consumer products business in some context, let me give you a touch of history. Since 1995 our Consumer Products sales have grown by almost two-and-a-half times and our profits have grown over four-and-a-half times. That means our profit margins have almost tripled, rising to a double-digit level. And we will continue to create growth with the same tenacious passion and spirit, the same willingness to think outside the box and search for very different solutions.

The same brands, the same people, the same ability to create opportunity in every new situation, will continue to be our keys to growth.

Let me turn my attention for a few moments to Sally. This is a strong and very solid business.

For some time, we have considered the possibility of splitting the two businesses. As Sally has grown and as consumer products has grown, we have found ourselves with a unique set of reactions. The companies who are Sally’s biggest vendors are – for the consumer products business – our biggest competitors. Giants such as L’Oreal and Procter look to partner and build sales with Sally while, at the same time, try to crush our consumer products at retail. And, on the consumer side, the companies that we partner with to drive the sales of our brands – trade partners such as Wal-Mart, Target, Walgreen’s and many others – increasingly saw Sally as a competitor for their customers and, as we have moved to national television advertising for Sally, we fuel this flame and the noise intensifies.

This is not new news and, as a result, the concept of splitting our two businesses was not a new one, but one we have considered many times over the last ten years. The Regis possibility added another element of strength to the Sally professional beauty business. But it was the strength of each of the Alberto-Culver businesses that enabled us to make this decision which our Board, management team and I believe is the long-term, right decision for Alberto-Culver shareholders.

Our Sally brand is strong. Our consumer brands are strong.

Brands and people.

Let me turn, then, to our leadership teams because our success is mostly about people. At Sally, Gary Winterhalter and his team will continue to direct the Sally business. Gary has been with Sally for 18 years and in the professional beauty business for over 35 years. He has a seasoned top management team. Mike Renzulli – the Alberto-Culver executive who has grown Sally since its earliest days and is a legend in the beauty industry – decided this year at age 65 that it was time to give Gary full rein. With the completion of this transaction – which Mike fully supports – he will become a consultant to Regis allowing his passion and insight to continue to help build the Regis/Sally combination. We owe Mike and the Sally team a great debt of gratitude for all their contributions.

On the Consumer Products side, the picture is equally bright. I have had the privilege of being part of the management team of consumer products for many years and of leading the team for ten years. My leadership strengths are in the areas of building strong teams, putting the strategies in place that gives them focus and allow our brands and our people to soar. I smile every time this happens – and it happens a lot: each person who has joined the consumer products team in the last 10 years is certain that our turnaround began the day they were hired. And it’s true. Each time it did…again and again. Each has made a substantial contribution to our growth.

As I have mentioned, but it bears repeating, over the last ten years Consumer Products sales have increased 230%, our pretax 472% and our margins have roughly tripled. We have bought businesses. We have sold businesses. We have built a culture nationally recognized by groups such as The Harvard Business Review. We have competed and won against giants such as Procter and Unilever. And we continue to win.

The people who have brought home those victories year in and year out are the same people who will continue to build this business in the years ahead, if anything with the additional freedom that comes from a strong balance sheet and no net debt. I am confident in their ability to continue to grow this business.

There is one other group of people that I need to call to your attention. Throughout the growth of both our businesses, and particularly during the consideration of this new strategic direction, our shareholders have been the beneficiaries of a very strong and able board of directors. We reengineered our board several years ago and as we considered this transaction, this board has been creative, involved, dynamic and focused on the best possible outcome for all shareholders. They have brought their insights from previous experiences in distribution, retail, operations, finance, consumer products and corporate governance to bear on this opportunity. They have willingly given of their time and knowledge and kept our shareholders’ interests central to all our discussions. On your behalf, I thank them for their exceptional efforts and their commitment to Alberto-Culver.

In terms of our strength of people, let me say a few words about Jim Marino who will become the newly configured Alberto-Culver President and CEO when the Sally spin/merger with Regis is completed. I have had the privilege of working with Jim for eight years. Jim joined us in 1997 to head our New Business Development efforts. He has headed our Professional group, served in several senior marketing capacities, was named President of Alberto Personal Care Worldwide in 2002 and President of our total worldwide consumer products business last year. Jim also leads by building and motivating a team. He has shown strong leadership throughout his career at Culver. Before that, he spent two decades with Helene Curtis. He has grown our brands. He has strong executive presence and is respected by our people and by our trade partners. He became president of consumer products a year ago, and produced strong results in a challenging year, the first of what I believe will be many strong years. He has the experience, the knowledge and – equally importantly – he is backed by the best group of people we have ever had and the people that have been producing the results we are so proud of. I am confident he will be an outstanding CEO.

Finally, realize that this is public company with a strong family presence. That has served shareholders well over the years, and will continue as our family will continue to be the largest individual shareholder in Alberto-Culver and one of the largest shareholders in Regis. As a family, we have proven over the years the ability to represent your interests well, and will continue to work very hard to do so. Several of our great board members will move to Regis and Howard will add great strength to Regis in the chairman’s role. We thank him for all his efforts and the excellent results Culver has achieved under his leadership. And importantly, we look forward to many years of his strong contributions at Regis.

And that brings me back to where I started.

We have two strong and proven businesses, and Alberto-Culver shareholders will continue to benefit from the strength of both.

We have businesses that have proven the ability to adapt to change that are now about to embark on a strategic direction that makes sense for both of them.

We have brands and people – some of the best in the business.

And we are lucky to have many long-term shareholders who have put their confidence in our abilities to continue to produce a winning formula – plans and ideas that win for our consumers, for our trade partners, for our team and, importantly, for our shareholders.

Thank you for your support. Know that you will have an enormous amount of our passion, our commitment, our willingness to innovate and the deep competitive spirit that can and will drive these businesses to great success.

Thank you again for your past and your continuing support.

Forward-Looking Statements

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based upon the current beliefs and expectations of Alberto-Culver’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the pattern of brand sales; competition within the relevant product markets; risks inherent in acquisitions, divestitures and strategic alliances; loss of one or more key employees; loss of distributorship rights; sales by unauthorized distributors in Alberto-Culver Company’s exclusive markets; the effects of a prolonged United States or global economic downturn or recession; changes in costs; the costs and effects of unanticipated legal or administrative proceedings; health epidemics; adverse weather conditions; and variations in political, economic or other factors such as currency exchange rates, inflation rates, interest rates, tax changes, legal and regulatory changes or other external factors over which Alberto-Culver has no control. In addition, the following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements with respect to the benefits of the business combination transaction involving the Sally/BSG businesses of Alberto-Culver and Regis: the failure of Alberto-Culver and Regis shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; failure to realize cost-savings from the transaction as a result of technical, logistical, competitive and other factors; disruption from the transaction making it more difficult to maintain relationships with clients, employees or suppliers; and events outside the control of Alberto-Culver or Regis that negatively affect the intended tax free nature of the combination transaction involving Alberto-Culver and Regis. These forward-looking statements speak only as of the time first made, and no undertaking has been made to update or revise them as more information becomes available. Additional factors that could cause Alberto-Culver’s results to differ materially from those described in the forward-looking statements can be found in the 2005 Annual Report on Form 10-K of Alberto-Culver filed with the SEC and available at the SEC’s Internet site (http://www.sec.gov).

Additional Information

This communication is not a solicitation of a proxy from any security holder of Alberto-Culver or Regis and Alberto-Culver and Regis will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus-information statement, which will be mailed to security holders, and other relevant documents concerning the planned transaction involving Alberto-Culver and Regis. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS-INFORMATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by Alberto-Culver will be available free of charge by contacting Alberto-Culver, Wesley C. Davidson, Vice President, Corporate Development and Investor Relations at 708-450-3145. Documents filed with the SEC by Regis Corporation will be available free of charge by contacting Regis, Jack Nielsen, Director of Finance, Investor Relations and Investment Benefits, at 952-947-7000.

Interests of Certain Persons

The respective directors and executive officers of Alberto-Culver and Regis and other persons may be deemed to be participants in the solicitation of proxies in respect of the transaction proposal. Information regarding Alberto-Culver’s directors and executive officers is available in its proxy statement filed with the SEC by Alberto-Culver on December 13, 2005, and information regarding Regis’ directors and executive officers is available in its proxy statement filed with the SEC by Regis on September 26, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus-information statement and other relevant materials to be filed with the SEC when they become available.